

Mail Stop 3561

July 12, 2018

Zheng Huang
Chairman of the Board of Directors and Chief Executive Officer
Walnut Street Group Holding Limited
28/F, No. 533 Loushanguan Road, Changning District
Shanghai, 200051
People's Republic of China

      Re: Walnut Street Group Holding Limited
              Registration Statement on Form F-1
              Filed June 29, 2018
              File No. 333-226014

Dear Mr. Huang:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 27, 2018 letter.

Summary Consolidated Financial Data and Operating Data, page 13

1.   We reviewed your response to comment 1. We continue to believe you should provide a reconciliation from the number of shares used in computing historical loss per share to the number of shares used in computing pro forma loss per share, as the amounts are not easily re-computed. We also believe further clarification of the disclosure is warranted as it appears pro forma per share data reflects the effect of the conversion of preferred shares as of the beginning of the period or the original date of issuance, if later. Finally, please tell us why you believe this pro forma presentation is more meaningful than reflecting the effect of the conversion of all outstanding preferred shares as of the beginning of the period. Refer, for example, to the

objective of pro forma financial information as discussed in Rule 11-02(a) of Regulation S-X.

Management

Pinduoduo Partnership, page 134

2.   We note your response to comment 7, however, your disclosure does not appear to address those circumstances where the Board does not approve an Executive Director nominee made by the Partnership. Also, your disclosure suggests that the Partnership has Executive Director appointment rights, when the Partnership Agreement appears to contemplate Executive Director nomination rights that are subject to approval by the Board. In addition, generally speaking, your disclosure does not address how vacancies on the Board of Directors are filled upon resignation of a member of the Board under Cayman Islands law or pursuant to your charter and/or Shareholders Agreement. Please revise to clearly explain how vacancies upon resignation are filled and how the Partnership Agreement impacts this process.

Exhibits

3.   We note your response to comment 12, in which you state, "The Company has redacted such information from the exhibits due to the privacy concern of these individuals." Please submit a request for confidential treatment in accordance with Rule 406 of the Securities Act for the information you have redacted from Exhibits 4.4 and 10.4 through 10.13.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562 or Robyn Manuel, Staff Accountant, at (202) 551-3823 if you have questions regarding comments on the financial statements and related matters. Please contact Parhaum J. Hamidi, Special Counsel, at (202) 551-3421 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director
Office of Consumer Products